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March 1, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attention: Tina Chalk and Blake Grady

Re:	Euronav NV
Schedule 14D-9 filed February 14, 2024
File No.: 005-89253

Dear Ms. Chalk and Mr. Grady:
This letter sets forth the response of Euronav NV (the “Company” or “Euronav”) to the comment letter dated February 22, 2024 (the “Comment Letter”) and additional comments you provided to us by telephone on February 29, 2024 (together with the Comment Letter, the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Schedule 14D-9 (as may be amended prior to the date hereof, the “Statement”) filed February 14, 2024, via EDGAR.
The Company has today filed via EDGAR this letter, together with its amended Statement (the “Amendment No. 2”), which responds to the Staff’s comments contained in the Comments.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Statement.
The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
General
1.
Rule 14e-2(a) requires Euronav to express a position on the Offers by stating that it recommends acceptance or rejection, expresses no opinion and is remaining neutral or is unable to take a position with respect to the Offers. In each case, Euronav must explain the reasons for its position. We note your statement that the Supervisory Board “has unanimously recommended that holders of Ordinary Shares who are aligned with Euronav’s new strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary Shares who do not embrace Euronav’s new strategy should tender their Ordinary Shares in the Offers.” Please revise this statement (and other similar statements throughout the Schedule 14D-9) to expressly state Euronav’s position with respect to the Offers and to explain the reasons for its position.

 In response to the Staff’s comment, in Amendment No. 2, the Company has revised the disclosure throughout the Schedule 14D-9, including the disclosure as set forth in “Item 4. The Solicitation or Recommendation.”
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274.
Very truly yours, SEWARD & KISSEL LLP By: /s/ Keith J. Billotti Keith J. Billotti, Esq.